Exhibit 99.1

Motricity Announces Results of Rights Offering

Bellevue, WA – October 11, 2012 – Motricity, Inc. (Nasdaq: MOTR) today announced the results of its previously announced rights offering (the "Rights Offering").

Pursuant to the Rights Offering, on July 23, 2012, the Company distributed 46,163,685 subscription rights to the holders of its common stock. Each subscription right entitled the holder thereof to purchase, for a subscription price of $0.65 per unit, a unit consisting of 0.02599 shares of 13% Redeemable Series J Preferred Stock (the “Series J Preferred Stock”) and 0.21987 warrants to purchase a share of common stock at an exercise price of the greater of $0.65 and 120% of the closing price of the common stock on the date of issuance (the “Common Stock Warrants”). The Rights Offering expired on October 3, 2012 and the exercise price for the Common Stock Warrants was fixed at $0.65.

The Rights Offering was fully subscribed with total basic subscription privileges and over-subscription privileges being exercised for an aggregate of 1,199,643 shares of Series J Preferred Stock and 10,149,824 Common Stock Warrants. All subscription rights that were not exercised by 5:00 p.m., New York City time, on October 3, 2012 have expired.

Motricity expects to receive net proceeds of approximately $28 million from the Rights Offering.

The Series J Preferred Stock and the Common Stock Warrants subscribed for in the Rights Offering will be distributed to participants or credited through DTC on or about October 11, 2012. Any excess payments to be refunded to participating holders will be mailed by the subscription agent as promptly as practicable.

Motricity anticipates that the Series J Preferred Stock and the Common Stock Warrants will be quoted on the OTCQB under the symbols MOTRP and MOTRW, respectively.

Mr. Carl C. Icahn, Motricity’s largest stockholder, who as of July 23, 2012 beneficially owned approximately 16.5% of the Company’s outstanding securities and controlled approximately 14.7% of the voting power of its common stock exercised his basic subscription privilege and his over-subscription privilege in full. Following the consummation of the Rights Offering, Mr. Carl C. Icahn will beneficially own approximately 30.7 % of the Company’s common stock and control approximately 14.7% of the voting power of its common stock. Additionally, he will hold 1,146,131 shares of Series J Preferred Stock, or approximately 95.5% of that class of stock, which class has limited voting rights.
About Motricity
Motricity (Nasdaq:MOTR) empowers mobile operators, brands and advertising agencies to maximize the reach and economic potential of the mobile ecosystem through the delivery of relevance-driven merchandising, marketing and advertising solutions. Motricity leverages advanced predictive analytics capabilities to deliver the right content, to the right person at the right time. Motricity provides their entire suite of mobile data service solutions through one, integrated, highly scalable managed service platform. Motricity's unique combination of technology, expertise and go-to-market approach delivers return-on-investment for our mobile operator, brand and advertising agency customers. For more information, visit www.motricity.com or follow @motricity on Twitter.
Safe Harbor and Forward-Looking Statements

Statements made in this release and related statements that express Motricity’s or its management’s intentions, indications, beliefs, expectations, guidance, estimates, forecasts or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. They include, without limitation, statements related to whether and when the Series J Preferred Stock and the Common Stock Warrants will be quoted on the OTCQB and what proceeds Motricity will receive in the Rights Offering. These statements represent beliefs and expectations only as of the date of this press release and are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from those described or anticipated by the Company’s forward looking statements. We may elect to update forward-looking statements but we expressly disclaim any obligation to do so, even if our beliefs and expectations change.

Investor and Media Contact:
Alex Wellins
The Blueshirt Group
(415) 217-5861
alex@blueshirtgroup.com